FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, June 25, 2009

SEC COMPLETES FAIRFAX INVESTIGATION

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it has been informed by the New York Regional Office of the Securities and Exchange Commission that its investigation as to Fairfax has been completed and that it does not intend to recommend any enforcement action by the Commission.

Prem Watsa, Fairfax’s Chairman and Chief Executive Officer, commented, “We were gratified to learn that the SEC staff does not intend to recommend any enforcement action against Fairfax.  Throughout this investigation, we provided full cooperation to the SEC, and we are pleased that the investigation has been concluded in this manner.”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

                    Media Contact
                    Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946